SUPPLEMENT No. 1 DATED July 15, 2019 (To Prospectus dated February 14, 2019)	Rule 424(b)(3) Registration No. 333-228991

101,909,672 Shares of Common Stock

This prospectus supplement (the “Supplement”) modifies, supersedes and supplements information contained in, and should be read in conjunction with, that certain prospectus, dated February 14, 2019 (the “Prospectus”), of CytoDyn Inc. (the “Company”), as well as all prior supplements thereto, if any. The Prospectus relates to the resale of up to 101,909,672 shares of the Company’s common stock by the selling shareholders identified therein. This Supplement is being filed to disclose the transfer of securities of certain selling shareholders as provided in the Selling Shareholder table below. This Supplement is not complete without, and may not be delivered or used except in connection with, the Prospectus and all supplements thereto.

The information contained in this Supplement modifies and supersedes, in part, the information in the Prospectus, as supplemented. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus, except as modified or superseded by this Supplement.

We may amend or supplement the Prospectus from time to time by filing amendments or supplements as required. You should read the entire Prospectus and any amendments or supplements thereto carefully before you make an investment decision.

See “Risk Factors” beginning on page 7 of the Prospectus for risk factors and information you should consider before investing in our common stock.

FORWARD-LOOKING STATEMENTS

You should carefully consider the risk factors set forth in the Prospectus, as well as the other information contained in this Supplement and the Prospectus. This Supplement and the Prospectus contain forward-looking statements regarding events, conditions, and financial trends that may affect our plan of operation, business strategy, operating results, and financial position. You are cautioned that any forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. Actual results may differ materially from those included within the forward-looking statements as a result of various factors. Cautionary statements in the “Risk Factors” section of the Prospectus identify important risks and uncertainties affecting our future, which could cause actual results to differ materially from the forward-looking statements made in this Supplement and the Prospectus.

SELLING SHAREHOLDERS

The Company has been by notified that the securities previously registered to certain selling shareholder have been transferred to certain other selling shareholders named in the Prospectus. Accordingly, the selling shareholder table is being amended with regard to these transfers in order to update the selling shareholders’ ownership figures. Unless amended, all other information contained in the selling shareholder table, as previously modified or amended, is unaffected:

	Shares Beneficially Owned Pre- Offering (1)	% Owned Pre- Offering (2)	Common Stock	Warrant Shares (3)	Number of Shares Post-Offering	% of Shares Post- Offering (2)
Baruch S. Blumberg Institute	232,827	*	232,827	—	—	—
Computershare Trust Company As Escrow Agent Fbo ProstaGene (4)	3,600,000	*	3,600,000	—	—	—
Dan W. Matthias	207,706	*	207,706	—	—	—
Dan W. Matthias & Rebecca C. Matthias, JTWROS	1,857,816	*	1,857,816	—	—	—
Estate of Bernard Baumrin	66,350	*	66,350	—	—	—
Fredrick B. Kremer, as trustee of the Fredrick B. Kremer 2014 Revocable Trust dated February 24, 2014	796,204	*	796,204	—	—	—
G-II Family Partnership, L.P.	796,205	*	796,204	—	—	—
Michael Baylson & Frances Baylson, Tenants by the Entirety	265,500	*	265,500	—	—	—
Richard G. Pestell (5)	23,870,204	6.5%	23,870,204	—	—	—
Thomas Jefferson University	707,288	*	707,288	—	—	—

*	Represents less than 1%.
(1)

Beneficial ownership includes shares of common stock as to which a person or group has sole or shared voting power or dispositive power. Shares of common stock registered hereunder, as well as shares of common stock subject to options, warrants or convertible preferred stock that are exercisable or convertible within 60 days of June 30, 2019, are deemed outstanding for purposes of computing the number of shares beneficially owned and percentage ownership of the person or group holding such shares of common stock, options, warrants or convertible securities, but are not deemed outstanding for computing the percentage of any other person

(2)	Percentages are based on 364,748,563 shares of common stock outstanding as of June 30, 2019.
(3)	Warrants are exercisable at exercise prices ranging from $0.50 to $0.75 per share, and expire five years from the date of issuance.
(4)

Dr. Richard G. Pestell, our Chief Medical Officer and a member of our board of directors, is the Chief Executive Officer, majority equity holder and a member of the board of managers of ProstaGene, LLC, and consequently has voting and dispositive power over these shares.

(5)

Includes: (i) 17,914,649 shares of common stock held directly by Dr. Pestell, of which 8,342,000 are subject to certain transfer restrictions and forfeiture obligations, as specified in the Stock Restriction Agreement described elsewhere in this prospectus, (ii) 3,600,000 shares of common stock held in escrow by Computershare for the benefit of ProstaGene, LLC, over which Dr. Pestell has voting and dispositive power (see Note 4 above), and (iii) 555,555 shares of common stock held directly by ProstaGene, LLC, over which Dr. Pestell has voting and dispositive power (see Note 14 to the selling shareholder table included in the Prospectus). Dr. Pestell is our Chief Medical Officer and a member of our board of directors.